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May 13, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Attn:       Sherry Haywood, Staff Attorney
Russell Mancuso, Legal Branch Chief

Re:         Better Choice Company Inc.
Registration Statement on Form S-1
Filed October 28, 2019
File No. 333-234349

Ladies and Gentlemen:

On behalf of our client, Better Choice Company Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated November 19, 2019, relating to the Company’s registration statement on Form S-1 filed on October 28, 2019 (the “Registration Statement”).

The Company has filed today Amendment No. 1 to the Registration Statement (the “Amendment”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Amendment and a copy marked to show all changes from the version filed on October 28, 2019.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

May 13, 2020

Form S-1 filed October 28, 2019

Halo Acquisition, page 2

1.
We note from your disclosure that you plan to acquire 100% of the issued and outstanding capital stock of Halo for aggregate consideration of $40 million. Please revise to include audited financial statements of Halo as well as pro forma financial statements reflecting the planned transaction as required by Rules 8.04 and 8.05 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advised the Staff that, as previously disclosed, the acquisition of Halo was completed on December 19, 2019. We have included the Unaudited Pro Forma Combined Financial Information reflecting the transaction and the audited financial statements of Halo in the Amendment, beginning on page 40 and page F-77 respectively.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 30

2.
You disclose here that your bylaws contain an exclusive forum provision and on page 69 in the “Choice of Forum” section that your amended and restated certificate of incorporation contains an exclusive forum provision. Please tell us the sections of such provisions in your bylaws and amended and restated certificate of incorporation.

Response: The Company acknowledges the Staff’s comment and refers the Staff to Article VIII. Governing Law; Jurisdiction of the Company’s Bylaws as adopted on January 29, 2019, and filed as Exhibit 3.4 to the Registration Statement. The relevant text from our Bylaws is also copied below for the Staff’s reference. The disclosure included on page 69 in the “Choice of Forum” section regarding our amended and restated certificate of incorporation was included in error and has been removed from the Amendment.

“These bylaws and the internal affairs of the Company shall be governed by and interpreted under the laws of the State of Delaware, excluding its conflict of laws principles. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer (or affiliate of any of the foregoing) of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Company’s Certificate of Incorporation or Bylaws, or (iv) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this bylaw.”

May 13, 2020

*	*	*	*

 Should you have any comments or questions regarding the foregoing, please contact the undersigned at (212) 906-1297. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Erika L. Weinberg
Erika L. Weinberg
of LATHAM & WATKINS LLP

Enclosures
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